

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 19, 2007

via U.S. mail and facsimile

James Ketner
President, CEO and Chairman
Ketner Global Investments, Inc
1100 North University Avenue, Suite 135
Little Rock, Arkansas, 72207

Re: Item 4.01/4.02Form 8-K
Filed: November 15, 2007
File No. 0-52569

Dear Mr. Ketner:

We have reviewed your Item 4.01 and Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to include all of the information required by Item 304 of Regulation S-K. Specifically, the disclosure should state whether during your two most recent fiscal years and any subsequent period through the date of resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B. Please amend your report, file the amendment under cover of Form 8-KA and include the Item 4 designation. Please also include the letter from your former accountants filed as an Exhibit 16.

2. Please also amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

3. You have disclosed that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please also tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

We remind you that when you file your restated Forms 10-QSB/A you should appropriately address the following:

- full compliance with FAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- updated Item 3 disclosures should include the following:
    - a discussion of the restatement and the facts and circumstances surrounding it,
    - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
    - changes to internal controls over financial reporting, and
    - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
      Refer to Items 307 and 308(c) of Regulation S-B.
- updated certifications.

* * * *

Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief